

January 15, 2009

Via Facsimile and U.S. Mail
Pat Maloney
Bell, Boyd & Lloyd, LLP
70 W. Madison Street, Suite 3100
Chicago, IL 60602

Re: **Tier Technologies, Inc.**
Preliminary Proxy Statement filed on Schedule 14A filed January 9, 2009 by
Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and
Michael R. Murphy
File No. 1-33475

Dear Mr. Maloney:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2. Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

3. We note that you are soliciting the discretionary authority to cumulate votes. Consistent with the requirements of Item 6(c) of Schedule 14A, supplement the disclosure under this heading to provide more information about cumulative voting rights such as the conditions precedent to the exercise of such rights. In addition, revise the form of proxy to include a proposal that, if approved, will provide the proxy holders with the authority to cumulate votes. Disclose in the proxy statement the number of votes required in order for the proposal to be approved. See Item 21(a) of Schedule 14A.

Reasons for the Solicitation, page 6

4. Revise throughout to address the limitations on the ability of your nominees to effectuate the changes that you outline on pages 6-8. In this regard, we note that your nominee directors, if elected, would constitute a minority of the Board of Directors. In light of their minority position on the Board, revise your disclosure to clarify any plans the nominees and/or participants have to "rapidly" reduce corporate overhead, effect a return of capital to shareholders, or "unlock" the value of the company's electronic payment processing business through a sale of the company.

5. You state the nominees' belief that there is a "significant misalignment between the [current directors' and officers'] interests and the company's stockholders, since no director or officer owns more than 3% of outstanding stock…" Your disclosure implies that the Discovery Group nominees would fulfill their corporate law fiduciary duties with respect to the company, in contrast to the current Board, because the latter group owns an insufficient amount of stock. Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Accordingly, revise to make clear that the respective ownership level of stock by current management is not necessarily correlated to the ability of current management and the Board to fulfill fiduciary duties.

Strategic Alternatives, page 8

6. Supplement your disclosure to describe for shareholders the nominees' definition of "the right transaction", the potential timeframe, assuming support from the majority of the Board, within which the nominees would anticipate attempting to effect such a

transaction and the nominees' actions, including negotiations to date, if any, with respect to such a transaction.

7.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "the current level of corporate overhead is unsustainable…";

- "the EPP business has significant value…";

- " a strategic buyer could reduce the effect of the Company's corporate overhead on EPP's profitability and potentially augment the EPP business' growth and profitability in other ways…"; and,

- the right transaction could deliver a premium to the company's stockholders…"

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Matters to be Considered at the Stockholder Meeting, page 8

Proposal 1: Election of Directors, page 8

8.   You state that your decision to solicit proxies only for Messrs. Donoghue and Murphy will result in "limiting the ability of stockholders who use the white proxy card to exercise their voting rights with respect to company nominees…" Revise to emphasize and clarify that persons who execute the white proxies are effectively disenfranchised with respect to their ability to vote for at least six of the eight possible Board positions.

9.   Please expand your disclosure to state that there is no assurance that the company's nominees will serve if elected with any of the Discovery Group nominees. In addition, disclose whether or not the remaining seats are likely to be filled by company nominees assuming your solicitation is successful. Disclose whether any plans exist to fill any such vacancies that may be created. See Exchange Act Release No. 31326 at footnote 76.

10.   We note the participants reserve the right to vote for a substitute nominee. Advise us, with a view toward revised disclosure, whether the participants are required to identify

such substitutes in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person for which a bona fide nominee is not named in the proxy statement.

Approval of the Stockholder Proposal, page 12

11.   We note that the proxy seeks to have shareholders vote to terminate the "poison pill" rights plan and to reinstate the ability of stockholders owning at least 10% of the voting power to call special meetings of stockholders. It would appear that shareholders should be given the opportunity to vote on the proposal regarding the termination of the rights plan separately from the proposal seeking to allow 10% shareholders the ability to call special meetings. Please revise to ensure that the form of proxy permits shareholders to vote separately on each matter. See Rule 14a-4(a)(3).

12.   In your discussion of the amendment reinstating the ability of a 10% owner to call special meetings, please revise to state the participants' current amount of beneficial ownership.

Solicitation; Expenses, page 14

13.   We note that you plan on soliciting proxies via mail, advertisement, the Internet, courier, telephone, facsimile, e-mail and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

14.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

"How will my shares be voted…," page 17

15.   Where you discuss the votes needed to adopt the proposals or elect your nominees, include the percentage of shares controlled by participants that will be voted for them.

Information About the Company, page 18

16.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions